

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2011

Via E-mail
Mr. James M. Frates
Chief Financial Officer
Alkermes PLC
Treasury Building,
Lower Grand Canal Street
Dublin 2, Ireland

> **Re:** **Alkermes PLC**
> **Form 8-K dated September 16, 2011**
> **Filed September 16, 2011**
> **File No. 1-35299**

Dear Mr. Frates:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please revise your Item 4.01 Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed and the specific date thereof, as required by Item 304(a)(1)(i) of Regulation S-K.

2. With regards to the last sentence in the fourth paragraph as well as the third sentence in the sixth paragraph, please revise your item 4.01 8-K to specify the subsequent interim period. You should specify the subsequent interim period as the "interim period through September 16, 2011". Your current disclosures do not specify an interim period.

3. Please file a letter from your former accountant as Exhibit 16, indicating whether or not they agree with your disclosures in the Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3752.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief